

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 2, 2017

Esther L. Moreno
Akerman LLP
esther.moreno@akerman.com

Re: The GEO Group, Inc.
Incoming letter dated December 27, 2016

Dear Ms. Moreno:

This is in response to your letter dated December 27, 2016 concerning the shareholder proposal submitted to GEO by Alex Friedmann. We also have received a letter on the proponent's behalf dated January 26, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jeffrey S. Lowenthal
Stroock & Stroock & Lavan LLP
jlowenthal@stroock.com

February 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The GEO Group, Inc.
Incoming letter dated December 27, 2016

The proposal requests that the board adopt and implement provisions described in the proposal.

There appears to be some basis for your view that GEO may exclude the proposal under rule 14a-8(i)(7), as relating to GEO's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if GEO omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

STROOCK

Sent via email and paper copy

January 26, 2017

Jeffrey S. Lowenthal
Direct Dial: 212-806-5509
Fax: 212-806-6006
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc. December 27, 2016 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the request by The GEO Group, Inc. ("GEO") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") seeking Staff concurrence with GEO's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in GEO's proxy materials to be distributed in connection with GEO's 2017 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with GEO's view that it may exclude the Proposal from its Proxy Materials. GEO has the burden of persuasion to establish that it may properly omit the Proposal, and it has not met that burden. A copy of this letter has also been sent to counsel to the Company.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By letter dated December 27, 2016 from Esther L. Moreno, Esq. of Akerman LLP, counsel to GEO (the "Company Request Letter"), GEO requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the "subject matter of the Proposal relates to the Company's ordinary business operations." GEO argues that the Proposal impedes on operations fundamental to management's ability to run the Company. It also argues that the Proposal seeks to "micro-manage" the company. And while GEO concedes that the Proposal is "tied to a social issue," it argues that it may nonetheless be excluded because the thrust and focus of the proposal is on ordinary business matters.

For the reasons set forth below, we submit that GEO has failed to meet its burden of persuasion under Rule 14a-8(i)(7), and thus the Staff should not concur that the Company may exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 11, 2016, Mr. Friedmann, a beneficial holder of no less than 130 shares of GEO's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 seeking to require the Company to institute a practice of conducting periodic third-party operational audits of the Company's correctional and detention facilities, for the purpose of evaluating the Company's performance at such facilities with respect to appropriate operational benchmarks, and to inform stockholders of the results of such audits.

Mr. Friedmann's proposal followed the August 2016 release of a report on privately-operated detention facilities issued by the United States Department of Justice's Office of the Inspector General (the "OIG Report").[1] The OIG Report found that facilities operated by GEO had higher than average rates of contraband cell phones, drugs and tobacco, prisoner-on-staff assaults and uses of force, lockdowns, and positive drug tests, among other adverse findings.[2]

After the release of the OIG Report, the Department of Justice ("DOJ") announced on August 18, 2016 that it would begin reducing and ultimately eliminating its use of contract prisons. DOJ's announcement cited the findings of the OIG Report, stating that contract prisons "do not maintain the same level of safety and security."[3]

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[1] "Review of the Federal Bureau of Prison's Monitoring of Contract Prisons," United States Dept. of Justice Office of the Inspector General, Aug. 2016, https://oig.justice.gov/reports/2016/e1606.pdf

[2] *Id.* at 15 ("Overall, the GEO Group's (GEO) contract prisons had more incidents per capita compared to those operated by the Corrections Corporation of America (CCA) and the Management and Training Corporation (MTC) for contraband finds, several types of reports of incidents, lockdowns, guilty findings on inmate discipline charges, positive drug test results, and sexual misconduct[.]").

[3] Memorandum, "Reducing our Use of Private Prisons," Sally Q. Yates, Deputy Attorney General, Aug.

Following DOJ's August 18 announcement, GEO's stock price dropped significantly, presumably reflecting concerns among investors about the impact on GEO's business and revenues of the findings in the OIG Report and DOJ's announcement.

These developments demonstrate the importance of implementing measures like those proposed by Mr. Friedmann to ensure that the Company's prisons are operated with an adequate degree of safety and security. Specifically, Mr. Friedmann's Proposal would require GEO to contract with an independent auditor to inspect each of the Company's facilities every two years to measure performance against the benchmarks examined in the OIG Report, including rates of violence, contraband, lockdowns, and positive drug tests, among others. The results of these audits would then be made available to GEO's stockholders within 30 days of completion.

The Proposal reads as follows:

> **RESOLVED**: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:
>
> 1. The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operational audit within every two-year period.
>
> 2. Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report - including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.
>
> 3. The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company

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18, 2016, https://www.justice.gov/opa/file/886311/download

(except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors.

4. The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Does Not Impede on Fundamental Business Tasks, Does Not Micro-Manage the Company, and Involves a Significant Social Policy Issue

A company may omit a shareholder proposal under Rule 14a-8(i)(7) if the proposal relates to the company's ordinary business operations. The SEC has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The SEC has also stated that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

Indeed, the Staff has a longstanding history of refusing to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal deals with significant social policy issues. *See, e.g., Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Halliburton Co.* (March 9, 2009) (separate proposal that the company adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board committee to review company policies for human rights).

A. The Proposal Does Not Impede Upon a Fundamental Task

The Proponent believes that auditing the Company's correctional facilities for performance against safety and security standards is not a task "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. As the Company admits in its No-Action Request, it is a real estate investment trust (REIT) that specializes "in the ownership, leasing and management of correctional, detention and re-entry facilities . . . ." Moreover, the Company states that it "develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency."

There is nothing in the Proposal that would interfere with, or in any way alter, the Company's ability to own, lease and manage its correctional facilities. The Proposal calls for a third party examination of the effects of the Company's practices at its facilities; it does not in any way dictate what those practices should be. The Proposal would help further the Company's aim of operating facilities that "maximize security and efficiency"—a goal that, if met, would help protect the Company and its stockholders from future adverse actions by governmental authorities to reject or cancel contract awards. GEO does not presently engage a third-party auditor to inspect its facilities, and requiring it to do so would provide the Company and its stockholders with useful and relevant information regarding the Company's facilities and would assist management in improving the Company's day-to-day practices in a manner that management considers appropriate.

The fact that the Company does *not* currently engage a third-party auditor to inspect its facilities is compelling evidence that the use of third-party auditors for that purpose, as set forth in the Proposal, is not "fundamental to management's ability to run a company on a day-to-day basis," as the Company has managed to operate without third-party audits of its facilities up to this point in time.

The Company Request Letter cites various no-action letters where shareholder proposals were excluded because they impeded preexisting business operations and/or made a general demand for ethical or legal compliance. *See, e.g., Sprint Nextel Corp.* (March 16, 2010, recon. denied April 20, 2010) (proposal to adopt an ethics code to promote ethical conduct and securities law compliance); *FedEx Corp.* (July 14, 2009) (proposal to amend the company's advertising policies); *Verizon Communications Inc.* (January 9, 2003) (proposal to amend the company's customer relations policies); *OfficeMax, Inc.* (April 17, 2000) (proposal to amend the company's customer and employee relations policies); *Refac* (March 27, 2002) (proposal to change the company's auditing firm).

These letters are all inapposite, as the Proposal does not seek to change the Company's preexisting business practices or relationships, nor does it seek general legal or ethical compliance. Rather, the Proposal merely seeks to initiate a facility auditing process to assess performance against benchmarks that were recently and negatively highlighted by the OIG Report. Therefore, the Proposal does not implicate a task fundamental to management's ability to run the Company.

B. *The Proposal Does Not Micro-Manage the Company*

While the Proposal is detailed in what it seeks from the Company, it does not "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Proposal requests that the Company adopt and implement certain measures to audit the Company's performance on certain operational benchmarks at its correctional and detention facilities, and to inform stockholders of the result of such audits.

It should be noted that the Proposal does not specify how these audits are to be conducted. Additionally, the Proposal specifically excludes finance and budgetary issues from the auditing process, and affirms that the audits need not include incidents of sexual abuse or misconduct that are reported under the Prison Rape Elimination Act. The Proposal does not dictate any specific aspect of the Company's operations or procedures at its facilities. Instead, the Proposal merely seeks to initiate a process by which both management and shareholders can monitor the Company's progress in meeting certain accepted performance benchmarks across its facilities, including those identified in the OIG Report.

Moreover, the Proposal does not mandate any particular auditor, protocol for the audits, or form of the final audit reports. It does not specify which of the Company's facilities are to be audited in the first year, second year or subsequent years. It does not impose cost restraints on the Company relative to the audits. While it specifies certain minimum benchmarks—i.e., those included in the OIG Report—it does not limit the Company from supplementing those benchmarks by adding others of its choosing. It does not dictate the form or level of detail to be contained in the written audit report. It also does not specify how the audit results are to be made available to shareholders; e.g., via hard copy, email, posted on the Company's website or by other means.

The Company's management may implement the Proposal in any manner that it sees fit, within the broad parameters of the Proposal. Previous proposals that have left open to management the method by which a company implements the proposal have been determined by the Staff not to micro-manage the companies at issue. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 29, 2011) (no micro-management found where proposal mandated the issuance of sustainability reports but did not prescribe the process by which the reports were to be compiled or the consequences for supplier non-compliance). And, in fact, some proposals with significantly stricter demands have been upheld by the Staff. *See, e.g., The Gap, Inc.* (Mar. 14, 2012) (proposal to bar The Gap entirely from using Sri Lankan labor not micromanaging); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse, specifying data to be included in reports, not micromanaging); *Amazon.com, Inc.* (Jan. 28, 2015) (proposal requesting a report on human rights risks within company's entire operations and supply chain).

GEO again relies on various inapposite no-action letters where shareholder proposals were excluded for seeking to micro-manage the company. However, these letters uniformly dealt with broad-sweeping proposals that intruded far more invasively into preexisting business operations. *See, e.g., The Southern Company* (March 13, 1990) (proposal to engage an outside agency to conduct an internal review of the company's alleged "unethical activities"); *Newmont Mining Corp.* (January 12, 2006) (proposal for company to review and report on risks associated with its operations in Indonesia); *The Allstate Corporation* (February 19, 2002) (proposal that company cease operations in Mississippi); *General Electric Company* (January 9, 2008) (proposal to create an independent committee to report on reputational damage to company from sourcing with the People's Republic of China).

These letters are all inapplicable, as the proposals in question reached with far greater breadth into the management and operations of the respective companies than Mr. Friedmann's Proposal does. Far from seeking to initiate an internal investigation or to cease business practices altogether within a particular market, Mr. Friedmann's Proposal merely seeks to initiate a diligent review of the Company's operations in response to the issues in GEO's facilities that have been flagged by DOJ. The Proposal does not micromanage the Company, but instead seeks reasonable and appropriate attention to operational shortcomings that have directly and adversely impacted the Company's future prospects and shareholder earnings.

C. *The Proposal Involves a Significant Social Policy Issue*

The Staff has no formal standard as to what social policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* (Dec. 15, 2009) identified the "key criterion [as] the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." By that criterion, the Proposal is undoubtedly "significant."

The Proposal seeks to require the Company to adopt and implement measures to audit the safety and security benchmarks in GEO-operated correctional and detention facilities, and to inform stockholders of the results of such audits.

There is little doubt that prison safety and security is a significant social policy issue. This is particularly true for facilities managed by private operators, like GEO. In 2016, Sen. Ron Wyden introduced the Ending Tax Breaks for Private Prisons Act of 2016, which would limit the ability of private companies that operate prisons to take advantage of special tax rules for REITS.[4] In support of his legislation, Sen. Wyden expressed concern that "the U.S. prison system has become a way for private enterprises to turn an unfair profit."[5] And in 2015, Sen. Bernard Sanders and Rep. Raul M. Grijalva introduced the Justice is Not for Sale Act of 2015 with the goal of eliminating private prisons, among other provisions, noting that "For-profit prisons fail in carrying out their basic public safety function."[6]

There has also been extensive media coverage and public debate over the use of private prisons, including a recent exposé by *Mother Jones* magazine,[7] and editorials in Florida[8]

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[4] Ending Tax Breaks for Private Prisons Act, S.B. 114-__ (2016), http://www.finance.senate.gov/imo/media/doc/Wyden%20Final%20Prison%20REIT%20langauge%20MCG16353.pdf

[5] "Wyden Introduces Bill to Stop Private Prisons from Exploiting Tax Incentives for Profit," United States Senate Committee on Finance, July 14, 2016, https://www.finance.senate.gov/ranking-members-news/wyden-introduces-bill-to-stop-private-prisons-from-exploiting-tax-incentives-for-profit

[6] Summary, Justice is Not for Sale Act, https://www.sanders.senate.gov/download/summary-of-justice-is-not-for-sale-?inline=file

[7] Shane Bauer, "My four months as a private prison guard," Mother Jones, Jul./Aug. 2016, http://www.motherjones.com/politics/2016/06/cca-private-prisons-corrections-corporation-inmates-investigation-bauer

[8] Editorial, "Florida should take closer look at private prisons," Tampa Bay Times, Sept. 2, 2016, http://www.tampabay.com/opinion/editorials/editorial-florida-should-take-closer-look-at-private-prisons/2292086 ; Editorial, "Feds jettison ineffective privately run prisons—Florida should do it, too," Miami Herald, Sept. 4, 2016, http://www.miamiherald.com/opinion/op-ed/article99675387.html

and Arizona[9] newspapers, among numerous other articles both before[10] and after[11] the recent Presidential election.

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal addresses a significant social policy issue. At its core, the Proposal addresses a significant human rights issue—one that is, has been, and continues to be the subject of societal debate and legislative interest: namely, promoting humane and safe conditions in prisons and detention centers. This is the type of case in which the Staff has, in the past, found a "significant" issue. *See, e.g.*, *The Gap, Inc.* (March 14, 2012) (proposal seeking to end trade partnerships with Sri Lanka unless its government ceased human rights violations was significant under Rule 14a-8(i)(7) because "the proposal focuses on the significant social policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Fossil Inc.* (March 5, 2012) (environmental concerns); *AT&T Inc.* (February 7, 2013) (occupational and community health hazards); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse).

Indeed, GEO concedes that the Proposal is "tied to a social issue," but argues that its "main focus relates to decisions that are fundamental to management's ability to run the Company on a day-to-day basis and seek to micro-manage the Company[.]" The Company cites previous no-action letters excluding proposals involving social issues where the "thrust and focus of the proposal is on ordinary business matters." *General Motors Corporation* (April 4, 2007) (proposal to track vehicle fuel economy progress); *see also Wal-Mart Stores, Inc.* (March 15, 1999) (proposal to report on actions to cease purchasing from manufacturers committing labor and human rights violations); *The Warnaco Group, Inc.* (March 12, 1999) (same); *Kmart Corporation* (March 12, 1999) (same).

As explained above, Mr. Friedmann's Proposal does not implicate fundamental business tasks, nor does it seek to micromanage the Company. Instead, the Proposal seeks to address a significant social policy issue while protecting shareholder value. *See NorthWestern Corporation* (December 11, 2015) (refusing to exclude proposal seeking to "reduce societal greenhouse gas emissions and protect shareholder value"). Given the

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[9] John R. Dacey, "Viewpoints: Private prisons are costly – and unconstitutional," AZCentral, Jan. 7, 2017, http://www.azcentral.com/story/opinion/op-ed/2017/01/08/private-prisons-arizona-dacey/96120404/

[10] Alex Mierjeski, "The Troubling Stances on Private Prisons Among Many 2016 Candidates," Attn, Mar. 6, 2015, http://www.attn.com/stories/1092/2016-candidates-private-prisons

[11] James Surowiecki, "Trump Sets Private Prisons Free," New Yorker, Dec. 5, 2016, http://www.newyorker.com/magazine/2016/12/05/trump-sets-private-prisons-free

importance of the social policy it seeks to promote, and the minimal (if any) imposition it inflicts on business operations, the "thrust and focus" of the Proposal is clearly not on "ordinary business matters."

In summary, the Proposal does not impede on tasks fundamental to business operations. It does not seek to micromanage the Company to an unreasonable degree. It also focuses on a significant social policy issue related to the humane and safe operation of correctional and detention facilities.

The Proponent therefore submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus should not be allowed to exclude the Proposal from its Proxy Materials.

III. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments we may have, we respectfully submit that GEO has failed to meet its burden of persuasion under Rule 14a-8(i)(7), and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5509, or by fax at (212) 806-6006, or by e-mail at jlowenthal@stroock.com, if I can be of any further assistance in this matter.

Very truly yours,



Jeffrey S. Lowenthal

cc: Esther L. Moreno, Esq.
Akerman LLP
98 Southeast Seventh Street Suite 1100
Miami, FL 33131

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013


Akerman

Esther L. Moreno

Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131
Tel: 305.374.5600
Fax: 305.374.5095

Direct: 305.982.5519
esther.moreno@akerman.com

December 27, 2016

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc.
Shareholder Proposal Submitted by Alex Friedmann

Dear Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of The GEO Group, Inc., a Florida corporation (the "Company," "we," "us" and "our"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"). The Company believes that it may properly omit the Proposal from the 2017 Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2017 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company. The Company would also like to take this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

THE COMPANY

The Company is a fully-integrated real estate investment trust ("REIT") specializing in the ownership, leasing and management of correctional, detention and reentry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa and the United Kingdom. The Company owns, leases and operates a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, as well as community based reentry facilities and offers an expanded delivery of offender rehabilitation services under its 'GEO Continuum of Care' platform. The 'GEO Continuum of Care' program integrates enhanced in-prison programs, which are evidence-based and include cognitive behavioral treatment and post-release services, provides academic and vocational classes for life skills and treatment programs while helping individuals reintegrate into their communities. The Company offers counseling, education and/or treatment to inmates with alcohol and drug abuse problems at most of the domestic facilities it manages. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company provides innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture GEO Amey PECS Ltd.

As of September 30, 2016, the Company's worldwide operations included the management and/or ownership of approximately 87,000 beds at 104 correctional and detention facilities, including idle facilities, projects under development and recently awarded contracts, and also include the provision of community supervision services for more than 139,000 offenders and pre-trial defendants, including approximately 83,000 individuals through an array of technology products, including radio frequency, GPS, and alcohol monitoring devices.

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company adopt and implement the following provisions to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:

1. The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operational audit within every two-year period.

2. Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report -- including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.

3. The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors.

4. The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. We believe the Proponent's Proposal is an attempt to inject the Company's shareholders into the role of management and the direct oversight of the Company's operations. In the Commission's Exchange Act Release No. 34-40018 from May 21, 1998 ("Release 34-40018") that accompanied the 1998 amendments to Rule 14a-8, the Commission indicated:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems

> to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . . .

The Proposal would require the Company to hire an independent third party to conduct operational audits of the Company's facilities every two years in an attempt to provide shareholders with the results of the independent operational audits. Presumably, the Proponent believes that the review of the final reports based on the operational audits would allow shareholders to judge the performance of the Company's business operations. Based on Release 34-40018, the Company believes that the Proponent's Proposal and supporting statement meet the Commission's reasoning for the ordinary business operations exclusion under Rule 14a-8(i)(7).

The Proposal relates to several fundamental aspects of the Company's business and management decisions, specifically: (i) requiring the Company to conduct an audit of its operational performance; (ii) establishing the frequency of the required operational performance audits; (iii) determining the measurement standards that have to be used in the required operational performance audits; (iv) restricting who the Company may use to perform the required operational performance audits; (v) fixing the time limits on producing reports disclosing the results of the operational performance audits; and (vi) requiring the public disclosure of the reports detailing the Company's proprietary operational performance information based on the requested operational performance audits. These aspects of the Proposal are "fundamental to management's ability to run a company on a day-to-day basis" and provides evidence that the Proponent seeks to "micro-manage" the Company.

FUNDAMENTAL TO MANAGEMENT'S ABILITY TO RUN A COMPANY

As previously discussed above, the Company is a REIT specializing in the ownership, leasing and management of correctional, detention and reentry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa and the United Kingdom. The Company's management of each correctional, detention and re-entry facility and the Company's provision of community based services and youth services are the fundamental ordinary business operations of the Company. It is within the province of management and not the shareholders to determine at the outset and evaluate over time (i) if and when an operational performance audit should be conducted; (ii) any timing parameters related to the operational performance audit and related reports; (iii) who should conduct the operational performance audits; and (iv) if and what information from the operational performance audits should be made public.

The Company operates each facility in accordance with its company-wide policies and procedures and with the standards and guidelines required by the various governmental agencies as set forth in each of the Company's contracts, including certain monitoring and audit requirements. For example, all of the Company's Bureau of Prisons facilities are independently audited based on standards and requirements set by the Bureau of Prisons and the agency employs on-site contract monitors at all of the Company's Bureau of Prisons facilities. The existing audits of the operating performance of the facilities are part of the Company's compliance program. As the Company previously indicated in a conference call on August 19, 2016, it believes that all of its Bureau of Prisons facilities meet or exceed quality standards comparable to government-operated facilities.

For many facilities, the Company must meet the standards and guidelines established by the American Correctional Association, or ("ACA"). The ACA is an independent organization of corrections professionals, which establishes correctional facility standards and guidelines that are generally acknowledged as a benchmark by governmental agencies responsible for correctional facilities. Many of the Company's contracts in the United States require the Company to seek and maintain ACA accreditation of the facility. The Company has sought and received ACA accreditation and re-accreditation for all such facilities. The Company has also achieved and maintained accreditation by The Joint Commission at four of the Company's correctional facilities and at nine of the Company's youth services locations. The Company has been successful in achieving and maintaining accreditation under the National Commission on Correctional Health Care, or ("NCCHC"), in a majority of the facilities that the Company currently operates. The NCCHC accreditation is a voluntary process which the Company has used to establish comprehensive health care policies and procedures to meet and adhere to the ACA standards. The NCCHC standards, in most cases, exceed ACA Health Care Standards and the Company has achieved this accreditation at nine of its U.S. Corrections & Detention facilities and at two youth services locations. Additionally, BI has achieved a certification for ISO 9001:2008 for the design, production, installation and servicing of products and services produced by the electronic monitoring business units, including electronic home arrest and electronic monitoring technology products and monitoring services, installation services, and automated caseload management services.

Based on previous no action letters, the Staff has reasoned that a company's compliance with laws and regulations are a matter of ordinary business and proposals relating to a company's legal compliance program infringe on management's core function of overseeing business practices. See, e.g., *Sprint Nextel Corp.* (March 16, 2010, recon., denied April 20, 2010), where a proposal requesting explanation of why the company did not adopt an ethics code designed to deter wrongdoing by its chief executive officer, and to promote ethical conduct, securities law compliance and accountability was excludable; *FedEx Corp.* (July 14, 2009) and *Lowe's Companies, Inc.* (March 12, 2008), where proposals requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors were excludable. Additionally, the Staff has consistently allowed the exclusion of proposals that require companies to implement customer service programs or compliance reviews pursuant to Rule 14a-8(i)(7). See *Verizon Communications Inc.* (January 9, 2003), in which the Staff concurred with the exclusion of a shareholder proposal to establish quality control procedures to resolve customer complaints regarding errors and omissions in advertisements; and *OfficeMax, Inc.* (April 17, 2000), in which the Staff concurred with the exclusion of a shareholder proposal to retain an independent consulting firm to measure customer and employee satisfaction. The Company's management maintains, monitors and dedicates substantial resources to ensuring compliance with the laws, regulations, and contractual requirements for each of its facilities. The Company's management is in the best position to determine if an audit of the Company's operating performance is necessary based upon the contractual and regulatory framework associated with the facility contracts.

The Staff has also indicated that proposals regarding the disclosure of ordinary business matters may be excluded because it relates to a company's ordinary business operations. See *Devon Energy Corporation* (March 18, 2015), where the Staff concurred with the exclusion of a proposal that communications between all company employees/lawyers and all employees of all federal, state and local government agencies be made public on an ongoing basis. That excluded proposal also provided that the company "make public air pollution under current standards vs. proposed EPA standards." Companies have argued that beyond compliance with applicable legal and regulatory requirements, it is the responsibility of management to determine what information is most appropriately disclosed to investors and the public. See, e.g., *Refac* (March 27, 2002), where the proposal requesting improved corporate disclosure practices, including the disclosure of the number of shareholders of record of the company and the results of voting at the annual meeting was excludable; and *Time Warner, Inc.* (March 3, 1998), where the proposal requesting Year 2000 disclosure was excludable. It also appears that the Staff has consistently found that proposals seeking additional detailed disclosure, the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). See *Johnson Controls, Inc.* (October 26, 1999), in which the proposal requesting additional disclosure of financial statements in reports to shareholders was excludable. See also *Amerinst Insurance Group, Ltd* (April 14, 2005), in which the proposal requiring the company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items and amounts of operating and management expenses was excludable. The determination of whether or not to audit the Company's operational performance and the public release of a report related to the audit are definitely decisions fundamental to management's ability to run the Company on a day-to-day basis.

"MICRO-MANAGE" THE COMPANY BY PROBING TOO DEEPLY

The second consideration that is used to determine if a proposal should be subject to the ordinary business exclusion is the degree to which the proposal seeks to "micro-manage" the company. As in the Proposal at issue, shareholder proposals involving a company's practices for compliance with regulatory requirements seek to "micro-manage" a company's operations by probing too deeply into matters of a complex nature upon which shareholders are not in a position to make an informed judgment, and the Staff has consistently recognized such judgments should properly be left to the discretion of the company's management. See, e.g., *H&R Block, Inc.* (June 26, 2006), where a shareholder proposal was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, specifically noting the proposal related to the "general conduct of a legal compliance program; and *The Southern Company* (March 13, 1990), where a shareholder proposal was deemed excludable because "the means used to investigate the company's operations appear to involve ordinary business decisions". The Staff has consistently concurred with the exclusion of shareholder proposals that seek to micro-manage a company's ordinary business operations. See *Newmont Mining Corp.* (January 12, 2006), where the proposal urged management to review the company's operations in Indonesia in light of potential reputational and financial risks to the company and report its findings to shareholders; *The Allstate Corporation* (February 19, 2002), where the proposal recommended the company cease conducting operations in Mississippi; and *General Electric Company* (January 9, 2008), where the proposal related to the establishment of an independent committee to prepare a report on the potential for damage to the company's reputation and brand name as a result of the company sourcing products and services from the People's Republic of China. As previously discussed, the Proposal attempts to mandate operational performance audits and dictate when, how and where the Company should audit its operational performance. The Proponent is attempting to insert shareholders deeply into the Company's business operations. Furthermore, the resulting final audit reports required by the Proposal would attempt to provide operational information to shareholders; however, the shareholders would not be in a position to understand how those measured results relate with the detailed contractual and regulatory requirements for the individual facility contracts. Shareholders would not be in a better position to understand the results of the operational audits than the Company's experienced professional management team and the on-site contract monitors at all of the Company's Bureau of Prisons facilities.

The Company is aware of the Staff's position that shareholder proposals that relate to ordinary business matters may not be excluded if they focus on significant social policy issues that transcend the day-to-day business matters. The Company does not believe that the Proposal transcends the day-to-day business matters in the manner contemplated by Release 34-40018 and is properly excludable under Rule 14a-8(i)(7). The mere fact that the Proposal is tied to a social issue (monitoring the operational performance of the Company's facilities and adequately

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informing shareholders regarding such performance) does not overcome the fact that the Proposal's main focus relates to decisions that are fundamental to management's ability to run the Company on a day-to-day basis and seek to micro-manage the Company as discussed above. The Staff has determined that a proposal addressing both ordinary and non–ordinary business matters may be excluded in its entirety when the "thrust and focus of the proposal is on ordinary business matters." See *General Motors Corporation* (April 4, 2007). See also *Wal-Mart Stores, Inc.* (March 15, 1999), *Kmart Corporation* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999), where the Staff held that the proposals were excludable in their entirety as they addressed both ordinary business matters (the retention of the companies' suppliers) and significant social policy issues (the human rights of the employees of the companies' suppliers). The Proposal does not fall within the significant social policy issue exception. Even if the Proposal arguably raises issues related to the significant social policy issue of carefully monitoring the Company's operational performance, its main thrust and focus is to micro-manage management's decisions regarding its operational performance and any decisions to conduct operational audits.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2017 Proxy Materials.

Should you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5519 or esther.moreno@akerman.com.

Sincerely,



Esther L. Moreno

cc: John J. Bulfin, Esq., The GEO Group, Inc.
Pablo E. Paez, The GEO Group, Inc.
Alex Friedmann
Jeffrey Lowenthal, Esq., Stroock & Stroock & Lavan LLP
Stephen K. Roddenberry, Akerman LLP
Larry W. Ross II, Akerman LLP

Exhibit A

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org

Please Reply To:

afriedmann@prisonlegalnews.org

Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013


Received
NOV 2016
GEO
LEGAL DEPARTMENT

November 11, 2016

SENT VIA EMAIL AND U.S. POSTAL MAIL

The GEO Group, Inc.
Attn: Secretary
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, FL 33487

Re: Shareholder Proposal for 2017 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of The GEO Group, Inc. ("GEO"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for GEO's annual meeting of shareholders in 2017, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act").

I am the beneficial owner of at least $2,000 in market value of GEO common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If GEO will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,

Alex Friedmann

Enclosures



November 11, 2016

Alex Friedmann
5331 Mount View Rd Apt 130
Antioch, TN 37013-2308

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Scottrade is a brokerage firm registered with the SEC and FINRA. Through us, Mr. Alex Friedmann Account number ***FISMA & OMB Memorandum M-07-16*** has continuously held no less than 130 shares of The GEO Group, Inc. common stock (NYSE: GEO), CUSIP number 36159R103, since May 2, 2012 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,



Christopher Stahl
Branch Manager

RESOLUTION

WHEREAS, in August 2016, the U.S. Department of Justice's Office of the Inspector General (OIG) issued a report that found deficiencies in privately-operated facilities that contract with the Bureau of Prisons (BOP), including facilities operated by the Company.

In comparison with other contract facilities examined by the OIG, prisons operated by the Company had higher average rates of contraband cell phones, drugs and tobacco; higher rates of prisoner-on-staff assaults and uses of force; more lockdowns; and more positive drug tests, among other findings.

In comparison to facilities operated by the BOP, the OIG found contract facilities had higher average rates of contraband cell phones, tobacco and weapons; higher rates of prisoner-on-prisoner assaults, prisoner-on-staff assaults and uses of force; and more lockdowns, among other findings.

On August 18, 2016, Deputy Attorney General Sally Q. Yates issued a memo stating the Department of Justice was beginning the process of reducing and ultimately ending its use of contract prisons. She cited the findings of the OIG report, stating contract prisons "do not maintain the same level of safety and security."

Following the release of the memo, the Company's stock price dropped significantly.

These developments demonstrate the importance of carefully monitoring the operational performance of the Company's facilities and keeping shareholders fully informed with respect to such performance.

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions, to ensure that stockholders are adequately informed about the Company's performance with respect to its business operations:

1. The Company shall require half of its correctional and detention facilities to undergo an operational audit in 2018 and every second year thereafter, with the remaining half to be audited in 2019 and every second year thereafter. Thus, starting in 2018, all of the Company's correctional and detention facilities shall undergo an operational audit within every two-year period.

2. Such audits shall examine operational benchmarks at the Company's correctional and detention facilities that include, but are not limited to, those examined in the August 2016 OIG report – including rates of violence and use of force incidents, disciplinary and grievance systems, contraband, lockdowns and positive drug tests. However such audits need not include finances/budgetary issues, nor need they include incidents related to sexual abuse or misconduct to the extent such incidents are subject to separate audits under the Prison Rape Elimination Act.

3. The operational audits shall be conducted by a qualified independent organization engaged in the business of conducting operational audits that has no business or financial relationship with the Company (except for payments made to conduct the audits), and that does not employ, or have other business or financial relationships with, any of the Company's executive officers, directors or employees, or any family member of the Company's executive officers or directors.

4. The results of the operational audits, in the form of the final audit reports, shall be made available to the Company's stockholders within 30 days after each final audit report is completed.